AB 12/06



10032179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC Mail Processing
RECEIVED
NOV 26 2010
WASH, DC
Section

SEC FILE NUMBER
8-38452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVE
(No. and Street)

LYNBROOK (City) NY (State) 11563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARBARA D. FULCHER 516-593-5070 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO + COMPANY, CPA'S LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TPKE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, James G. Westmacott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westco Investment Corp., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres
Title

Sworn to before me
on 11/23/2010

[signature]
Notary Public

IRENE V. VILLACCI
Notary Public, State of New York
No. 02VI4971126
Qualified in Nassau County
Commission Expires 8/27/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


allo &
Company
CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Westco Investment Corp.

We have audited the accompanying balance sheet of Westco Investment Corp., as of September 30, 2010, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westco Investment Corp., as of September 30, 2010, and the related statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 14-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.



Gallo & Company CPA's LLP
Jericho, New York

November 12, 2010

Westco Investment Corp.

Balance Sheet

September 30, 2010

ASSETS

Current Assets	
Cash	$ 8,169
Commissions receivable	13,224
Marketable securities	33,783
Total Current Assets	55,176
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $28,828	2,123
TOTAL ASSETS	$ 57,299

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 14,713
Accrued expenses	9,238
Total Current Liabilities	23,951
Shareholder's Equity	
Common stock (200 shares authorized, no par value, 100 shares issued and outstanding)	51,000
Paid in capital	43,800
Retained deficit	(61,452)
Total Shareholder's Equity	33,348
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 57,299

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income
For the Year Ended September 30, 2010

REVENUE	
Commissions	$ 138,885
Interest and dividends	270
Representative fees	4,200
Gain on securities	3,344
TOTAL REVENUE	146,699
EXPENSES	
Commissions	62,768
Salaries	48,182
Insurance	2,538
Rent	7,842
General and administrative	9,089
Depreciation	1,420
Professional fees	6,000
Dues and subscriptions	8,797
Computer services	7,006
Telephone	460
Payroll and corporate taxes	4,566
Pension expense	1,161
Consulting	726
TOTAL EXPENSES	160,555
NET LOSS BEFORE PROVISION FOR TAXES	(13,856)
PROVISION FOR TAXES	
State Corporate taxes	576
NET LOSS	$ (14,432)

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2009	$ 51,000	$ 43,800	$ (47,020)	$ 47,780
Return of Capital	-0-	-0-	-0-	-0-
Net Loss-September 30, 2010	-0-	-0-	(14,432)	(14,432)
Shareholder's Equity September 30, 2010	$ 51,000	$ 43,800	$ (61,452)	$ 33,348

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows
For the Year Ended September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (14,432)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Depreciation	1,420
Gain on securities	(2,114)
Decrease in commissions receivable	75
Increase in commissions payable	10,471
Increase in accrued expenses	2,803
NET CASH USED IN OPERATIONS	(1,777)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,946
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,169

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for Federal and State corporate taxes	$ 576

See Notes to Financial Statements.

Westco Investment Corp.

Notes to Financial Statements
September 30, 2010

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the change in net assets.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company has a net operating loss carry forward of $49,164 expiring at various dates through September 30, 2030.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2010, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Mutal Funds	$ 33,385	$ -0-	$ -0-	$ 33,385
Other	399	-0-	-0-	399
	$ 33,784	$ -0-	$ -0-	$ 33,784

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2010 consists of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	(28,828)
Book value	$ 2,123

Depreciation expense is $1,420 for the year ended September 30, 2010.

Note 6 - TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Note 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2010, the Company had net capital of $20,543 which was $15,543 in excess of its required net capital of $5,000.

Note 8- SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 12, 2010. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2010.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
September 30, 2010

CREDITS	
Shareholder's equity	$ 33,348
TOTAL CREDITS	33,348
DEBITS	
Furniture, fixtures, equipment (net accumulated depreciation of $28,828)	2,123
Non-allowable receivables	7,669
TOTAL DEBITS	9,792
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	23,556
Less: Haircuts on securities	3,013
NET CAPITAL	20,543
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 7)	5,000
Excess in Net Capital	$ 15,543
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 18,148
Total Aggregate Indebtedness	$ 23,951
Percentage of Aggregate Indebtedness to Net Capital	1.17%

See Notes to Financial Statements.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
September 30, 2010

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 20,543
Adjustments to Net Capital	
Accrued expenses	-0-
Other payables	-0-
Net Capital Per Audited Focus Report	$ 20,543

	Unaudited Focus 9/30/10	Audited Focus 9/30/10
Net Capital	$ 20,543	$ 20,543
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	15,543	15,543
Excess Capital at 1000%	18,148	18,148
Total Aggregate Indebtedness (AI)	23,951	23,951
Percentage of AI to Net Capital	1.17%	1.17

%

See Notes to Financial Statement.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
For the Fiscal Year Ended September 30, 2010

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. In the opinion of the management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2010.

See Notes to Financial Statement.



420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Westco Investment Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
September 30, 2010

To the Board of Directors
and Shareholders of
Westco Investment Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Westco Investment Corp. (the "Company") for the year ended September 30, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Gallo & Company CPA's LLP
Jericho, New York

November 12, 2010



420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of Westco Investment Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year-ended September 30, 2010, which were agreed to by Westco Investment Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Westco Investment Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Westco Investment Corp.'s management is responsible for Westco Investment Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year-ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year-ended September 30, 2010 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, We do not express such an opinion. If we had performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 12, 2010

Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2010

SEC
Washington, DC
104

Westco Investment Corp.

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